

September 13, 2011

<u>Via E-mail</u>
Ms. Kimberly A. Springsteen-Abbott
Principal Financial Officer
Commonwealth Income & Growth Fund IV
Brandywine Bldg. One, Suite 200, 2 Christy Drive
Chadds Ford, Pennsylvania 19317

    RE: Commonwealth Income & Growth Fund IV
           Form 10-K for the Year Ended December 31, 2010
           Filed March 31, 2011
           Form 10-Q for the Period Ended March 31, 2011
           Filed May 13, 2011
           Form 10-Q for the Period Ended June 30, 2011
           Filed August 12, 2011
           File No. 333-62526

Dear Ms. Springsteen-Abbott:

      We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                Sincerely,

                /s/ Rufus Decker

                Rufus Decker
                Accounting Branch Chief